Exhibit 99.3

701 Seventh WRT Investor, LLC and Subsidiaries Consolidated Financial Statements December 31, 2015 and 2014

701 Seventh WRT Investor, LLC and Subsidiaries

Contents

December 31, 2015 and 2014

Page(s)

Independent Auditors’ Report	1

Consolidated Financial Statements

Balance Sheets	2

Statements of Changes in Members’ Equity	3

Statements of Cash Flows	4

Notes to Consolidated Financial Statements	5-10

Independent Auditors’ Report

To the Members of

701 Seventh WRT Investor, LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of 701 Seventh WRT Investor, LLC and Subsidiaries (the “Company”), which comprise the balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of changes in members’ equity and cash flows for the three years ended December 31, 2015, 2014 and 2013, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Balance Sheet

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of these consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the financial position of 701 Seventh WRT Investor, LLC and Subsidiaries as of December 31, 2015 and 2014, and the results of their cash flows for the years ended December 31, 2015, 2014 and 2013 in accordance with accounting principles generally accepted in the United States of America.

/s/ WeiserMazars LLP

March 29, 2016

701 Seventh WRT Investor, LLC and Subsidiaries

Consolidated Balance Sheets

December 31, 2015 and 2014

	2015	2014
Assets
Real estate under development	$678,825,556	$556,815,596
Cash and cash equivalents	266,100	224,491
Restricted cash	335,109	340,359
Prepaid expenses and other assets	2,605,837	2,351,125
Deferred financing costs, net	7,906,998	17,267,682

Total assets	$689,939,600	$576,999,253

Liabilities and Members’ Equity
Liabilities
Mortgage payable	$237,500,000	$237,500,000
Notes payable	256,773,050	162,372,943
Interest payable	2,817,016	2,829,369
Accrued expenses and other liabilities	8,571,332	4,518,739

Total liabilities	505,661,398	407,221,051

Noncontrolling interests	45,213,895	41,649,795
Members’ equity	139,064,307	128,128,407

Total noncontrolling interests and members’ equity	184,278,202	169,778,202

Total liabilities and members’ equity	$689,939,600	$576,999,253

The accompanying notes are an integral part of these Consolidated Financial Statements.

701 Seventh WRT Investor, LLC and Subsidiaries

Consolidated Statements of Changes in Members’ Equity

Years Ended December 31, 2015, 2014 and 2013

	Members’	Noncontrolling
	Equity	Interests
Balance, December 31, 2012	$47,295,869	$14,000,000
Contributions	28,147,080	8,199,027
Distributions	(2,798,903)	—

Balance, December 31, 2013	72,644,046	22,199,027
Contributions	58,028,441	19,450,768
Distributions	(2,544,080)	—

Balance, December 31, 2014	128,128,407	41,649,795
Contributions	10,935,900	3,564,100

Balance, December 31, 2015	$139,064,307	$45,213,895

The accompanying notes are an integral part of these Consolidated Financial Statements.

701 Seventh WRT Investor, LLC and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Cash flows from investing activities:
Additions to real estate under development	(106,559,036)	(99,958,634)	(52,469,690)
Restricted cash - net	5,250	25,166,709	17,178,595

Net cash used in investing activities	(106,553,786)	(74,791,925)	(35,291,095)

Cash flows from financing activities:
Proceeds from mortgage payable	—	237,500,000	—
Satisfaction of mortgage payable	—	(237,500,000)	—
Proceeds from notes payable	172,249,246	162,372,943	1,559,798
Satisfaction of notes payable	(77,849,139)	(139,059,798)	—
Deferred financing costs	(2,304,712)	(23,288,355)	(600,000)
Members’ contributions	10,935,900	58,028,441	28,147,080
Members’ distributions	—	(2,544,080)	(2,798,903)
Contributions from non-controlling interests	3,564,100	19,450,768	8,199,027

Net cash provided by financing activities	106,595,395	74,959,919	34,507,002

Net increase in cash	41,609	167,994	(784,093)
Cash - beginning of year	224,491	56,497	840,590

Cash - end of year	$266,100	$224,491	$56,497

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$38,999,698	$45,681,290	$30,412,998

Non-cash investing and financing activity:
Amortization capitalized to real estate under development	$11,665,396	$17,482,889	$5,924,845

Net effect of assets and liabilities transferred to real estate under development	$3,785,528	$(12,879,092)	$14,271,879

The accompanying notes are an integral part of these Consolidated Financial Statements.

701 Seventh WRT Investor, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

1.	Organization

701 Seventh WRT Investor, LLC is a Delaware Limited Liability Company formed on October 12, 2012, and pursuant to the operating agreement dated October 16, 2012 (the “Operating Agreement”), will continue until dissolved in accordance with the Operating Agreement. 701 Seventh WRT Investor, LLC is owned by WG/NV 701 LLC (“WG-NV”) as Managing Member and WRT-701 Seventh LLC (“Winthrop”) as Member. 701 Seventh WRT Investor, LLC owns 75.42% of the membership interest in 701 Seventh Partners, LLC (“Partners”) which owns 50% of the membership interest in 701 Seventh JV, LLC (“701 Seventh JV”). 701 Seventh JV was formed for the purpose of owning 100% of the membership interests in 701 Seventh Mezz 2, LLC (“701 Mezz 2”) which owns a 100% membership interest in 701 Seventh Mezz 1, LLC (“701 Mezz 1”) which owns a 100% membership interest in 701 Seventh Property Owner, LLC (“701 Owner”) (collectively, the “Subsidiaries” including Partners). 701 Seventh WRT Investor, LLC and the Subsidiaries are collectively, the “Company”.

Pursuant to the Operating Agreement between WG-NV and Winthrop, WG-NV contributed cash to the Company in exchange for 39.12% of the membership interests in the Company, and Winthrop contributed cash to the Company in exchange for 60.88% of the membership interests in the Company.

On July 8, 2013, in accordance with the agreement among members and amendment no. 1 to the limited liability company agreement, Winthrop made a special contribution of $4,926,668 in exchange for an additional 9.62% membership interest of the Company. WG-NV received a special distribution, in the same amount, for a 9.62% decrease of their membership interest.

On January 14, 2014, in accordance with the Amended and Restated Limited Liability Company Agreement of 701 Seventh WRT Investor LLC, Winthrop made a special contribution of $2,175,963 in exchange for an additional 10.56% membership interest. WG-NV received a special distribution in the same amount for a 10.56% decrease in their membership interest. At December 31, 2015, Winthrop and WG-NV had membership interests in the Company of 81.06% and 18.94%, respectively.

In October 2012, the 701 Owner purchased the land and the building located at 701 Seventh Avenue in New York City, New York (the “Property”). At the time of purchase, the Property was occupied with tenants whose leases expired no later than April 2013. The Company is currently in the process of building a multi-use complex (the “Project”).

The purpose of the Company is to engage in a business of acquiring, owning, operating, developing, renovating, repositioning, managing, leasing, selling, financing and refinancing the Property (or portions thereof), which may be held by the Company directly or through entities in which the Company owns interests.

A member of a limited liability company is generally not liable for the debts, obligations or other liabilities of a limited liability company for reason of being such a member.

All profit and losses are allocated pursuant to the Amended and Restated Limited Liability Company Agreement.

Any Distributions of Cash Flow as defined in the Amended and Restated Limited Liability Company Agreement are distributed to the Members in accordance with the Amended and Restated Limited Liability Company Agreement monthly or more frequently as determined by the Managing Member.

701 Seventh WRT Investor, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated balance sheets have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. For the years ended December 31, 2015 and 2014, all activity of the Company pertains to the development of the property and has been capitalized.

Principles of Consolidation

The accompanying consolidated balance sheets include the accounts of 701 Seventh WRT Investor, LLC and its Subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidation.

Use of Estimates

The preparation of the consolidated balance sheets in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheet. Actual results could differ from those estimates.

Interest Rate Derivatives

The Company is a party to an interest rate protection agreement (the “Interest Rate Cap”) to manage interest rate risk on its variable rate mortgage notes payable. The Company recognizes the derivative instrument as an asset in the consolidated balance sheet at its fair value. The Company’s Interest Rate Cap is valued by management using third party valuations that are based on pricing models that incorporate market observable inputs for interest rate curves and both forward and spot prices for currencies and unobservable inputs for credit spreads. The valuation of the Interest Rate Cap is considered to be a Level 2 measurement in accordance with the authoritative accounting guidance (note 6), which is a valuation measurement that is derived from valuation methodologies such as pricing models, discounted cash flow models and similar techniques. The Company does not use derivatives for trading purposes. The Interest Rate Cap was not designated as a hedge for accounting purposes, and therefore, changes in the value relating to the unrealized loss on the fair value of interest rate cap are included in real estate under development in the accompanying consolidated balance sheet.

Real Estate Under Development

Costs for the acquisition, development and construction of the Project are charged to real estate under development. Incidental operations of the property prior to the commencement of construction have been capitalized as a cost of the Project. Real estate under development totaled $678,825,556 and $556,815,596 at December 31, 2015 and 2014, respectively. In accordance with accounting principles generally accepted in the United States of America, impairment losses need to be recorded on assets when indicators of impairment exist and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount. No impairment was determined to exist at December 31, 2015 and 2014.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with an original maturity of three months or less when purchased to be cash equivalents. At various times during the year, cash exceeded the federally-insured limits.

Deferred Financing Costs

Deferred financing costs attributable to the outstanding debt are amortized over the term of the related indebtedness using the straight-line method.

701 Seventh WRT Investor, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Income Taxes

As a limited liability company, the Company is deemed to be a partnership for federal and state income tax purposes. As such, no provision or benefit has been made in the accompanying consolidated balance sheet for federal or state income taxes since the members of the Company are required to include their respective share of taxable income or losses in their own tax returns.

Tax years 2014, 2013 and 2012 remain subject to examination by federal and state jurisdictions, including those states where investors reside or states where the Company is subject to other filing requirements.

Reclassification

Prior year numbers have been reclassified to conform to current year presentation.

3.	Real Estate Under Development

The Company’s real estate under development is comprised of the following:

	2015	2014
Land	$60,289,253	$60,289,253
Building	241,157,013	241,157,013
Air rights	18,441,503	18,441,503
Building improvements	358,937,787	236,927,827

Real estate under development	$678,825,556	$556,815,596

4.	Restricted Cash

Certain of the Company’s financing arrangements required the Company to post cash collateral balances in escrow accounts. These cash amounts are reported in the consolidated balance sheet depending on when the cash will be contractually released. Cash held by 701 Seventh WRT Investor, LLC is used for the purposes of paying monthly distributions. At December 31, 2015 and 2014, the restricted cash amounts of $335,109 and $340,359, respectively, all related to the preferred distribution reserve.

5.	Deferred Financing Costs

At December 31, 2015 and 2014, deferred financing costs consist of the following:

	2015	2014
Financing costs	$17,957,397	$23,288,355
Less: accumulated amortization	10,050,399	6,020,673

Deferred financing costs, net	$7,906,998	$17,267,682

Amortization expense of $5,214,572 and $6,020,673 was capitalized and is included in real estate under development for the years ended December 31, 2015 and December 31, 2014. Contemporaneously with a refinancing in April 2015, financing costs of $7,635,670 and accumulated amortization of $1,184,846 related to the original loan were written off and are included in real estate under development in the consolidated balance sheets. Contemporaneously with a refinancing in January 2014, financing costs of $18,374,535 and accumulated amortization of $6,912,319 related to the original loan were written off and are included in real estate under development in the consolidated balance sheets.

6.	Mortgage Payable

On October 16, 2012, 701 Owner entered into a loan agreement with a lender for $237,500,000 (the “Loan”). The Loan is evidenced by two equal promissory notes made by the 701 Owner to the lender. The Loan had a maturity date of October 9, 2015 (“Initial Mortgage Maturity Date”) with options to extend the term of the Loan for two consecutive one-year terms. The Loan bore interest equal to LIBOR plus 3.0% (the “Spread”), whereby LIBOR has a floor of 1%, due monthly, unless the Alternative Rate as defined in the Loan agreement was determined to be in effect by the lender. On March 19, 2013, the Loan was amended, increasing the Spread from 3.0% to 4.25%. Principal and any unpaid interest were due on the Initial Mortgage Maturity Date. The total interest incurred and capitalized to real estate under development through the refinance date on January 14, 2014 was $14,489,149.

701 Seventh WRT Investor, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

On January 14, 2014, the Company paid-off the Loan and entered into a new loan agreement (the “Acquisition Loan”) with a new lender for $237,500,000 with a maturity date of January 31, 2017. Interest only payments are due monthly. The interest rate on the Acquisition Loan is LIBOR plus a spread rate of 8% whereby LIBOR has a floor of .25%. During 2015 and 2014, the published LIBOR rate did not exceed the LIBOR floor rate, therefore the interest rate through the years ended December 31, 2015 and 2014 was 8.25%. The Acquisition Loan is evidenced by three promissory notes in the amount of $118,750,000, $59,375,000 and $59,375,000 (“Note A1”, “Note A2” and “Note A3”, respectively).

On August 15, 2014, the Company modified the Acquisition Loan (the “Modified Acquisition Loan”) and a new agreement was created. The maximum principal amount was increased to $315,000,000. The Modified Acquisition Loan consists of three loans in the following amounts, $237,500,000, $50,000,000 and $27,500,000 representing the Acquisition Loan, Building Loan and Project Loan, respectively. As of December 31, 2015, the Company had not drawn on the Building Loan or Project Loan. The interest rate and maturity dates have remained the same.

On April 17, 2015 the Company amended the Acquisition, Building and Project Loans. The amendment did not change the loans interest rate or maximum principal but did alter certain construction benchmarks, the extension fee for the third extension and provides for the borrower to have the option to extend the maturity date for three consecutive one year terms.

At December 31, 2015 and 2014, $237,500,000 was outstanding on the Acquisition Loan with an interest rate of 8.25%. Total interest incurred and capitalized on the Acquisition Loan was $39,024,218 and $19,158,333 at December 31, 2015 and 2014, respectively. Of these amounts $1,687,240 remained unpaid at December 31, 2015 and 2014 and was included in interest payable on the consolidated balance sheets.

7.	Notes Payable

On October 16, 2012, 701 Mezz 1 entered into a mezzanine loan agreement with a lender. The mezzanine loan consisted of two notes totaling $237,500,000 (the “Mezz Loan”). The Mezz Loan had a maturity date of October 9, 2015 (“Initial Maturity Date”) with options to extend the term of the Mezz Loan for two consecutive one-year terms. The Mezz Loan was evidenced by two promissory notes in the amount of $137,500,000 (“Note A-1”) and $100,000,000 (“Note A-2”).

Note A-1 and Note A-2 were interest only notes with an interest rate of LIBOR plus 13.90909% and LIBOR plus 7.00%, respectively (“Current Interest Rates”) whereby LIBOR had a floor of 1%, due monthly, unless the Alternative Rate as defined in the Mezz Loan agreement was determined to be in effect by the lender. In addition to the Current Interest Rates, Note A-1 and A-2 had accrued interest rates of 8.72727% and 3.20%, respectively (“Accrued Interest Rate”). Accrued interest calculated using the Accrued Interest Rate would have been due at the Initial Maturity Date. Interest on the outstanding principal balance was calculated by multiplying the actual number of days elapsed in the period by a daily rate based on a three hundred sixty (360) day year. Principal and all unpaid interest were due on the Initial Maturity Date. The Mezz Loan is guaranteed by the owners of an indirect interest in the Mezz Borrower.

On March 19, 2013, the Mezz Loan agreement was amended and the Current Interest Rate on Note A-1 was changed to LIBOR plus 11.75%. The Current Interest Rate on Note A-2 remained unchanged. The total interest incurred and capitalized to real estate under development through the refinance date on January 14, 2014 was $38,682,919 on Note A-1 and $1,564,611 on Note A-2.

701 Seventh WRT Investor, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

On January 14, 2014, the Company paid-off the Mezz Loan and entered into a new loan agreement (The “Mezzanine Loan”) with a new lender for a maximum principal amount of $315,000,000. The interest rate on the Mezzanine Loan is LIBOR plus a spread rate of 8% whereby LIBOR has a floor of .25%. During 2015 and 2014, the published LIBOR rate did not exceed the LIBOR floor rate, therefore the interest through the years ended December 31, 2015 and 2014 is 8.25%. The Mezzanine Loan was evidenced by six promissory notes in the amounts of $54,500,000, $103,000,000, $27,250,000, $51,500,000, $27,250,000, and $51,500,000.

On August 15, 2014, the Company modified the Mezzanine Loan with the same lender for a maximum principal amount of $500,000,000. The maturity date and interest rate remained the same; however the structure of the notes changed. The modified Mezzanine Loan is now evidenced by eight promissory notes in the amount of $32,700,000, $117,300,000, $16,350,000, $58,650,000, $16,350,000, $58,650,000, $100,000,000, and $100,000,000 (“Note A-1-A,” “Note A-1-B,” “Note A-2-A,” “Note A-2-B,” “Note A-3-1,” “Note A-3-B,” (collectively, the “A Notes”), “Note B-1” and “Note B-2,” respectively (collectively, the “B Notes”)).

On April 17, 2015 the Company modified the B Notes by having the loans assigned to a new lender. As part of the assignment the previous outstanding principal amount of $77,849,139 was funded to the original lender and a new promissory note was issued in the amount of $200,000,000 for a term of 60 months with an interest rate of 5.90% to be based on terms as defined in the B Notes agreement.

At December 31, 2015, a total of $150,773,050 was outstanding related to the Mezzanine Loan’s A Notes with an interest rate of 8.25% and $106,000,000 was outstanding related to the Mezzanine Loan’s B Notes with an interest rate 5.90%. At December 31, 2014 a total of $162,372,943 was outstanding under the Mezzanine Loan with an interest rate of 8.25%. Total interest incurred and capitalized to real estate under development was $27,976,018 and $11,029,602 at December 31, 2015 and 2014, respectively. The total interest amount that remained unpaid for the Mezzanine Loan was $1,129,776 and $1,142,129 at December 31, 2015 and 2014, respectively, and was included in interest payable on the consolidated balance sheet.

The Company purchased an interest rate cap on January 14, 2014 for $830,500 (the “First Cap”) with respect to the interest on the Acquisition Loan and the Mezzanine Loan. The First Cap, which limits the interest rate of LIBOR to 1% on the $237,500,000 Acquisition Loan and $167,500,000 of the A Notes notional principal, expires on January 9, 2016. As of December 31, 2015, the First Cap has a fair value of zero in the accompanying consolidated balance sheet. For the year ended December 31, 2015, the Company adjusted the carrying amount of the interest rate cap by recognizing an unrealized loss on fair value of the interest rate cap of $568,298 in the accompanying consolidated balance sheet in real estate under development. On January 8, 2016, the Company purchased a new interest rate cap for $168,900 which expires on January 31, 2017 and still limits the interest rate on LIBOR to 1% on both the $237,500,000 Acquisition Loan and $167,500,000 of the A Notes.

The Company purchased an additional interest rate cap on August 14, 2014 for $617,500 (the “Second Cap”) with respect to the interest on the Building and Project Loans and the Mezzanine Loan. The Second Cap, which limits the interest rate on LIBOR to 1% on the $77,500,000 notional principal of the Building and Project Loans and the remaining $132,500,000 of the A Notes notional principal, expires on August 18, 2016. As of December 31, 2015, the fair value of the interest rate cap was $17,922 and is included as part of deferred financing costs on the consolidated balance sheet. For the year ended December 31, 2015, the

701 Seventh WRT Investor, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Company adjusted the carrying amount of the interest rate cap by recognizing an unrealized loss on fair value of the interest rate cap of $503,337 in the accompanying consolidated balance sheet in real estate under development.

8.	Fair Value of Financial Instruments

The amounts included in the consolidated balance sheets at December 31, 2015 and 2014 for cash and cash equivalents, restricted cash, prepaid expenses and other assets, interest payable, and accrued expenses and other liabilities approximate fair value because of the short-term nature of these instruments. The carrying values of the mortgages and notes payable at December 31, 2015 and 2014 also approximate fair value since the loans bear interest at a variable rate comparable to debt instruments currently available to the Company with similar terms and remaining maturities.

The accounting standards establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs in fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices in active markets, for identical assets or liabilities, which are accessible to the Company at the measurement date. These generally provide the most reliable evidence and should be used to measure fair value.

Level 2 – Fair value is based on inputs, other than Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data.

Level 3 – Fair value is based on significant unobservable inputs for the asset or liability. These inputs reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability.

9.	Related Party Transactions

During the years ended December 31, 2015 and 2014, the Company paid a related party of the Company, affiliated through common ownership, $3,737,500 and $3,370,825, respectively for development fees, rent and consultant reimbursable costs. These costs have been capitalized and are included in real estate under development.

10.	Subsequent Events

The Company has evaluated subsequent events through March 29, 2016, the date the consolidated financial statements were available for issuance. All events requiring recognition as of December 31, 2015 have been incorporated in these consolidated financial statements.